Early Warning News Release

VICTORIA, BC, April 17, 2018 – Emerald Health Therapeutics, Inc. (TSXV: EMH; OTCQX: EMHTF) ("Emerald" or the “Company”) announces that it acquired today control and direction (via its 51% owned affiliate, 1160305 B.C. Ltd.) of 3,030,303 common share purchase warrants (the “Warrants”) of Vanc Pharmaceuticals Inc. (“Vanc”) of Suite 810‐ 789 West Pender Street, Vancouver, British Columbia, V6C 1H2 pursuant to a supply and distribution agreement (the “Transaction”).   Each Warrant is exercisable into one common share of Vanc (a “Share”) for a period of 24 months at an exercise price of

$0.33, subject to accelerated expiry provisions.

Immediately before the Transaction, the Company had direct ownership of 1,666,667 Shares representing approximately 5.86% of the issued and outstanding Shares and 1,666,667 share purchase warrants for the purchase of an additional 1,666,667 Shares. Following the Transaction, the Company held direct ownership of 1,666,667 Shares representing approximately 5.86% of the issued and outstanding Shares.   The Company also holds directly and has control and direction over 4,696,970 share purchase warrants. Assuming the exercise of all of the warrants, the Company would own directly and have control and direction over a total of 6,363,637 Shares, or approximately 19.19% of Vanc’s then issued and outstanding share capital assuming no other Shares are issued.

Emerald acquired control and direction over the Warrants for investment purposes. The Company may sell its securities of Vanc either on the open market or through private dispositions in the future depending on market conditions, reformulation of plans and/or other relevant factors.

This news release is being issued pursuant to Part 3 of National Instrument 62‐103 The Early Warning System and Related Take‐Over Bid and Insider Reporting Issues of the Canadian Securities Administrators. A copy of the report filed by Emerald in connection with the acquisition of the Warrants will be available on Vanc’s SEDAR profile, and it can also be obtained directly from the Company.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics (TSXV: EMH; OTCQX: EMHTF) is a Licensed Producer under Canada’s Access to Cannabis for Medical Purposes Regulations  and produces and sells dried cannabis and cannabis oil for medical purposes. It is adding a 500,000 ft2 greenhouse in Metro Vancouver to serve the anticipated legal Canadian adult‐use cannabis market starting in 2018. Emerald owns 50% of a joint venture with Village Farms International, Inc. that is converting an existing 1.1 million ft2 greenhouse in Delta, BC to grow cannabis. Emerald’s team is highly experienced in life sciences, product development and large‐scale agribusiness. Emerald Health Therapeutics is part of the Emerald Health Group, which includes multiple companies focused on developing cannabis and cannabinoid products with potential wellness and medical benefits.

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Please visit www.emeraldhealth.ca for more information or contact:

Rob HillRay Lagace

CFOInvestor Relations Manager

(800) 757 3536 Ext. #5(800) 757 3536 Ext. #5 invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.